Exhibit 31

PROMISSORY NOTE

$18,036,289	Effective as of September 30, 2009

For value received, the undersigned STH PARTNERS, L.P., a Delaware limited partnership ("Promisor"), promises to pay to TRANSTECH PHARMA, INC., a Delaware corporation ("Payee"), in lawful money of the United States of America, the principal sum of EIGHTEEN MILLION, THIRTY SIX THOUSAND, TWO HUNDRED EIGHTY NINE DOLLARS ($18,036,289), or such lesser amount as may be outstanding from time to time, together with all accrued and unpaid interest due on such outstanding balance, in accordance with the terms and provisions of this Promissory Note (this "Note").

1.         Interest.  Interest on the principal balance from time to time outstanding under this Note shall accrue from the date hereof, at a rate equal to the LIBOR Rate.  Interest shall be payable on the last day of each LIBOR Interest Period through the Maturity Date and on the Maturity Date.  “LIBOR Rate” means an annual rate of interest equal to 1.5% per annum above the applicable LIBOR Index with respect to the applicable LIBOR Interest Period. “LIBOR Index” means the rate which appears on Reuters Screen page LIBOR 01 (or at such page as may replace such page on that service) at approximately 11:00 a.m. (London Time) two Business Days (as defined below) prior to the first day of the applicable LIBOR Interest Period and having the same term as the applicable LIBOR Interest Period.  “LIBOR Interest Period” means initially, the period commencing on the date hereof and ending one month thereafter, and thereafter, each period commencing on the last day of the former LIBOR Interest Period and ending one month thereafter, with each such period being subject to adjustments as may be agreed between Promisor and Payee.

2.         Principal. Unless called for repayment sooner pursuant to the terms hereof, the outstanding principal amount of this Note, and all accrued and unpaid interest, shall be due and payable on the date that is the second anniversary of the date hereof (the "Maturity Date").

3.         Manner of Payments.  All payments shall be made by wire transfer of immediately available funds to an account designated by Payee in writing.  All payments by Promisor hereunder shall be applied (i) first to the interest due and unpaid under this Note, and (ii) thereafter, to any principal owing under this Note.  Notwithstanding anything to the contrary contained herein, when any payment hereunder is due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day (and, in the case of principal, interest shall continue to accrue thereon until such payment is made).  "Business Day" means any day other than a Saturday, Sunday or a day on which commercial banks in New York City are required or authorized by law to be closed.

4.         Principal Repayment.

a)         Optional Prepayment.  Promisor may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note.

b)         Mandatory Repayment.

i.
Upon Payee's written request delivered to Promisor not later than five (5) Business Days prior to the applicable payment date, Promisor shall repay amounts of the outstanding principal balance (to the extent then outstanding) due under this Note as follows:

	1.	At any time on or after October 1, 2009, principal in an amount as specified by Payee up to FOUR MILLION DOLLARS AND ZERO CENTS ($4,000,000);

	2.	At any time on or after January 2, 2010, principal in an amount as specified by Payee up to SIX MILLION DOLLARS AND ZERO CENTS ($6,000,000);

	3.	At any time on or after April 1, 2010, principal in an amount as specified by Payee up to any then outstanding principal amount.

ii.
If, prior to the Maturity Date there occurs an event of default under that certain loan agreement between PharmaCore, Inc. and Wachovia Bank, as administrative agent, dated June 9, 2008, that results in an acceleration of amounts outstanding thereunder (which amounts PharmaCore, Inc. fails to pay in full), then if and to the extent that Payee, in its capacity as guarantor under such loan agreement, is required to remit amounts to Wachovia Bank, upon Payee's written request delivered to Promisor not later than two (2) Business Days prior to the requested payment date, Promisor shall repay amounts of the outstanding principal balance (to the extent then outstanding) due under this Note in an amount up to the lesser of (i) FIVE MILLION DOLLARS AND ZERO CENTS ($5,000,000) or (ii) the amount that Payee, in its capacity as guarantor under such loan agreement, is required to remit to Wachovia Bank;

it being understood that the amounts for repayment set forth above in this Section 4.b) shall be cumulative, such that to the extent that Payee does not request repayment of any such amount on or after the specified date, such amounts may be included in any amounts requested for repayment after such date.  For the avoidance of doubt, nothing in this Section 4.b) shall result in Promisor having any obligation for an aggregate principal amount (exclusive of interest) under this Note in excess of $18,036,289.

c)         General.  At the time of any payment of principal under this Note, Promisor shall pay to Payee all accrued and unpaid interest on the principal amount paid.

5.         Events of Default.  If any of the following events of default occur, this Note shall become due immediately, without demand or notice:

a)         the failure of Promisor to pay the principal and any accrued interest when due or otherwise required hereunder, such failure continuing for five (5) days after Payee notifies Promisor thereof in writing; or

b)         pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a "Bankruptcy Law"), any of the following events: (i) the filing of voluntary bankruptcy proceedings involving Promisor as a Debtor; (ii) the application for appointment of a receiver for Promisor; (iii) the making of a general assignment for the benefit of Promisor's creditors; (iv) the admission of Promisor in writing of its inability to pay its debts as they become due, or (v) the entry against Promisor by a court of competent jurisdiction under any Bankruptcy Law of an order or decree for relief in an involuntary case.

6.         Guarantee.  MacAndrews & Forbes Holdings Inc., a Delaware corporation ("Guarantor"), hereby unconditionally and irrevocably guarantees to Payee the due and punctual payment of all obligations and liabilities of Promisor arising under or in connection with this Note (the "Guaranteed Obligations") as and when the same shall become due and payable, whether at maturity, by declaration or otherwise, according to the terms hereof.  In the case of failure by Promisor to punctually pay the Guaranteed Obligations, Guarantor hereby agrees to pay such obligations punctually as and when the same shall become due and payable, whether at maturity or by declaration or otherwise as if such payment were made by Promisor.  The obligations of Guarantor under this Section 6 shall be unconditional and absolute and shall not be released, discharged or otherwise affected by, and Guarantor, to the extent permitted by law, hereby waives, any defense to any of the obligations hereunder and any rights of subrogration against Promisor or the general partner of Promisor.

7.         Remedies.  Payee may exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from Promisor all sums due under this Note.  Promisor shall pay all reasonable costs and expenses incurred by or on behalf of Payee in connection with Payee's exercise of any or all of its rights and remedies under this Note, including, without limitation, reasonable attorneys' fees.

8.         Severability.  If any provision in this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect.  Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.         Notices.  Any notice required or permitted to be given to Payee hereunder shall be given to it at 4170 Mendenhall Oaks Parkway, Suite 110, High Point, NC 27265, or at such other place in the United States of America as Payee shall designate to Promisor in writing.  Any notice or demand required or permitted to be given to Promisor hereunder shall be given to it at c/o Matthew H. Kamens, Cozen O'Connor, 1900 Market Street, Philadelphia, PA 19103, or at such other place in the United States of America as Promisor shall designate to Payee in writing.

10.       Waiver.  The rights and remedies of Payee under this Note shall be cumulative and not alternative.  No waiver by Payee of any right or remedy under this Note shall be effective unless in a writing signed by Payee.  Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Payee will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  Promisor hereby waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

11.        Parties in Interest.  This Note shall bind Promisor and its successors and permitted assigns.  Notwithstanding anything to the contrary in this Note, neither Promisor nor Payee shall assign, transfer, convey, grant participation interest in or pledge all or any part of its rights and obligations with respect to the loan evidenced by this Note or any interest therein without first obtaining the other party's written consent (such consent not to be unreasonably withheld or delayed), and any attempted assignment, transfer, conveyance, grant or pledge shall be void and without effect.

12.        Captions.  The captions herein are for convenience and reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

13.        No Usury.  If from any circumstances whatsoever, fulfillment of any provision of this Note, at the time performance of such provision shall be due, shall involve transcending the limit of validity presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no event shall any exaction be possible under this Note that is in excess of the current limit of such validity, but such obligation shall be fulfilled to the limit of such validity.

14.        Governing Law. This Note shall be governed by the laws of the State of New York.

Signed this 30th day of September 2009

STH PARTNERS, L.P.

By:	/s/ Paul G. Savas
Name: Paul G. Savas
Title: Executive Vice President – Finance

[signature page to promissory note]

Solely for purposes of Section 6:

MACANDREWS & FORBES HOLDINGS INC.

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

[signature page to promissory note]